EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Nine Months Ended October 3, 2015
Fixed charges:
Interest expense*	$98
Estimated interest portion of rents	30

Total fixed charges	$128

Income:
Income from continuing operations before income taxes	$677
Fixed charges	128
Dividends received from Finance group	20
Eliminate pretax income of Finance group	(22)

Adjusted income	$803

Ratio of income to fixed charges	6.27

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.